15027260

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) Missouri (State) 64111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Jones, President 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540 (Address) Newport Beach (City) California (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Richard F. Jones, President

Title

Notary Public

PAMELA L. PROCTOR
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Oct. 13, 2018
Commission # 14028998

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
National Pension & Group Consultants, Inc.

We have audited the accompanying financial statements of National Pension & Group Consultants, Inc. (the "Company"), which comprise of the statement of financial condition as of April 30, 2015, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
June 29, 2015

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2015

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 146,107
Vanguard Money Market Funds		352,208
Total cash and cash equivalents		498,315
NASDAQ Stock – Allowable (at market value)		14,589
Receivables (non-allowable):		
Commissions – Variable annuities	$ 220	
Total receivables		220
Other assets (non-allowable):		
CRD deposit	5,129	
IRS tax deposit	18,131	
Total other assets		23,260
Total assets		$ 536,384

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Expense reimbursements due to an affiliate		$ 50,014
Accounts payable		1,056
Total liabilities		51,070
Stockholder's equity:		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Common stock, Class B, $10 par value; authorized 1,000 shares; no shares issued and outstanding	-	
Additional paid-in capital	50,000	
Retained earnings	411,314	
Total stockholder's equity		485,314
Total liabilities and stockholder's equity		$ 536,384

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED APRIL 30, 2015

Revenues:		
Commissions – Variable annuities – related party		$ 12,147
Advisory fees-FTJFundchoice, LLC – related party		139,494
Dividends and interest		170
Unrealized gain on investments		3,519
Total revenues		155,330
Expenses:		
Commissions	$ 663	
Dues and publications	1,205	
FINRA membership assessment and fees	5,211	
Management fees/expense reimbursement – related party	181,394	
Office and other expenses	7,290	
Professional fees	16,835	
SIPC assessment	344	
State filing fees	100	
Total expenses		213,042
Net loss		$ (57,712)

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2015

	Common Stock, Class A		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, April 30, 2014	2,400	$ 24,000	$ 50,000	$ 469,026	$ 543,026
Net loss for year ended April 30, 2015	-	-	-	(57,712)	(57,712)
Balance, April 30, 2015	2,400	$ 24,000	$ 50,000	$ 411,314	$ 485,314

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2015

Cash flows from operating activities:		
Net loss		$ (57,712)
Adjustments to reconcile net loss to net cash used for operating activities:		
Unrealized gains on investments	$ (3,519)	
Decrease in receivables – non-allowable	170	
Decrease in deposits – other	30,888	
Increase in CRD deposits	(3,059)	
Increase in payables	37,185	
Total adjustments		61,665
Net cash flow provided for operating activities		3,953
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		3,953
Cash and cash equivalents at beginning of year		494,362
Cash and cash equivalents at end of year		$ 498,315

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2015

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971 with its only office in Kansas City, Missouri. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states and is a Registered Investment Advisor Firm in the state of Missouri.

The Company primarily conducts a mutual fund business by way of FTJFundChoice, LLC, which provides financial services in the nature of investment administration. The Company also offers non-variable annuities to customers.

The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had $352,208 in cash equivalents as of April 30, 2015.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with FASB ASC No. 605, "Revenue Recognition". In all cases, revenue is recognized when evidence of an agreement exists, the fee is fixed and determinable, collectability is reasonably assured, and services are performed. For the Company, this occurs pursuant to its agreement with its related party when advisory fees are earned, the Company has no further continuing obligations, and collection is reasonably assured.

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end. As of April 30, 2015, the Company had $18,131 in deposits with the IRS.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

As required by the Income Taxes-Overall-Recognition Topic of the Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

The Company's income tax returns are subject to examination by the taxing authorities for three years subsequent to their filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of Fidelity Security Life Insurance Company ("FSLIC") and Forrest T. Jones & Company, Inc. ("FTJ") both of which Richard F. Jones has an equity interest. FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs.

The Company received investment advisory fees from FTJFundChoice, LLC (FundChoice) totaling $139,494 for the year ended April 30, 2015. Certain officers and affiliates of the Company own minority interests in FundChoice.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company served as the distributor for the variable annuity insurance contracts. Commissions were paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. However, the Company has not marketed variable annuity contracts for several years and, therefore, all current year's commissions received, which totaled $12,147, related to trail commissions on variable annuities issued or assumed in prior years.

(2) RELATED PARTY TRANSACTIONS, Continued

The Company pays an annual management fee to one of its principal officers equal to 50% of certain income less the related expenses. However, no management fees were incurred under the agreement for the year ended April 30, 2015.

The Company reimburses FTJ for its share of general and administrative costs in the form of a management fee which amounted to $181,394 for the year ended April 30, 2015. The costs are allocated based on the either the percent of time allocated as determined by each individual employee/manager, square feet of space occupied, data processing transactions or by actual incurred expenses. The amount due to FTJ for its share of general and administrative costs as of April 30, 2015 was $50,014.

(3) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(4) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of input are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Cash, receivables, other assets, accounts payable and expense reimbursements due to an affiliate – The carrying amounts reported in the accompanying statement of financial are a reasonable estimate of fair value.

(4) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES, Continued

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilize to measure fair value as of April 30, 2014, on a recurring basis.

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 14,589	$ -	$ -	$ 14,589

The Company holds three hundred shares of NASDAQ-OMX Group, inc. stock which are stated at fair market value as of April 30, 2015 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. As of April 30, 2015, the securities had a market value of $14,589 with cumulative gross unrealized gain of approximately $3,519.

(5) NET CAPITAL

To comply with the SEC Net Capital Rule, the Company has a minimum required net capital of $5,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2015, the net capital was $452,602, which exceeded the required minimum capital of $5,000 by $447,602, and the net capital ratio was 0.11 to 1.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was June 29, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2015

Total equity from statement of financial condition		$ 485,314
Less non-allowable assets:		
Receivables	$ 220	
CRD deposit	5,129	
Other deposits	18,131	(23,480)
Net capital before haircut		461,834
Haircut:		
Vanguard Money Market funds ($352,173 @ 2%)	7,044	
NASDAQ Stock ($14,589 @ 15%)	2,188	
Total haircuts		(9,232)
Net capital		$ 452,602

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 452,602
Excess net capital	$ 447,602

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 51,070
Ratio of aggregate indebtedness to net capital	.11 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The net capital as reported in the most recent amended unaudited Part IIA filing agrees with the audited net capital above.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2015

Not applicable – The Company is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

APRIL 30, 2014

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection – Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
National Pension & Group Consultants, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) National Pension & Group Consultants, Inc. identified the following provision of 17 C.F.R 15c3-3k under which National Pension & Group Consultants, Inc. claimed an exemption from 17 C.F.R 240.15c3-3:(2) (ii) the exemption provisions and (2) National Pension & Group Consultants, Inc. stated that National Pension & Group Consultants, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. National Pension & Group Consultants, Inc. management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about National Pension & Group Consultants, Inc. compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
June 29, 2015

NATIONAL PENSION & GROUP CONSULTANTS, INC.

Exemption Report

April 30, 2015

National Pension & Group Consultants, Inc. operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3.

During the year ended April 30, 2015, the Firm met the provisions of this exemption without exception.

Richard F. Jones

President